                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2000

                            CENARGO INTERNATIONAL PLC
                 (Translation of registrant's name into English)

                                Puttenham Priory
                                    Puttenham
                                 Surrey GU3 1AR
                                 United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F |X|  Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Enclosed is the earnings report of Cenargo International Plc for its fiscal quarter ended June 30, 2000.

                            CENARGO INTERNATIONAL PLC
                                QUARTERLY REPORT
                                  JUNE 30, 2000

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999.

OPERATING REVENUES

Operating Revenues increased in the third quarter ended June 30, 2000 (the `2000 quarter') by $12.3 million to $39.8 million compared to $27.5 million in the third quarter ended June 30, 1999 (the `1999 quarter'). This increase comprises a $1.4 million decrease in charter hire revenues, a $14.0 million increase in ferry service revenues and a $0.3 million decrease in logistics and other revenues. The increase in ferry service revenues was mainly due to the inclusion of Merchant Ferries new Liverpool - Dublin Ropax service which commenced operation in late February 1999, the inclusion of revenues from Norse Irish Ferries Limited (`NIF') acquired on October 1, 1999 and $2.0 million receivable as partial settlement of the Company's court case against the Spanish Government, in the 2000 quarter. Decrease in charter hire revenue represents a loss of charter hire previously generated by the Company's deep-sea vessels.

OPERATING EXPENSES

Vessel and other operating costs increased in the 2000 quarter by $8.3 million to $30.9 million compared to $22.6 million in the 1999 quarter, primarily as a result of the inclusion of NIF results and NORTHERN MERCHANT operating costs in the 2000 quarter offset by decreased deep sea operating costs as a result of the vessels sold.

Depreciation was $2.5 million for both the 1999 and 2000 quarters, which represents depreciation on the ferry MISTRAL purchase by the Company in July 1999 together with depreciation on the assets and equipment of NIF in the 2000 quarter offset by the reduction of depreciation on deep-sea vessels sold. Amortisation of dry docking and special survey costs for the 2000 quarter decreased by $0.4 million to $0.4 million compared to $0.8 million in the 1999 quarter. Goodwill amortisation increased in the 2000 quarter by $0.4 million to $0.5 million as a result of amortisation of goodwill on the acquisition of NIF.

General administrative expenses for the 2000 quarter increased by $0.2 million to $3.0 million compared to $2.8 million in the 1999 quarter primarily due to the inclusion of NIF costs in the 2000 quarter.

The foreign exchange gain for the 2000 quarter was $0.8 million compared to a loss of $0.5 million for the 1999 quarter. The majority of the gain/loss represents unrealised non cash differences on re-translation of monetary sterling based assets and liabilities within the US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses increased by $7.2 million to $36.4 million for the 2000 quarter compared to $29.2 million for the 1999 quarter.

NET OPERATING INCOME

As a result of the foregoing factors net operating income increased by $5.1 million to $3.4 million for the 2000 quarter compared to a loss of $1.7 million for the 1999 quarter.

OTHER INCOME/ EXPENSES

Interest income decreased by $0.7 million to $0.2 million for the 2000 quarter compared to $0.9 million for the 1999 quarter. In the 1999 quarter the majority of interest income was attributable to cash deposits from the proceeds of sale of vessels, which were disbursed in July and October 1999 on the purchase of vessels and on the acquisition of NIF and Eaglescliffe.

Interest expense was $4.6 million in the 2000 quarter compared to $4.9 million in the 1999 quarter

NET LOSS

As a result of the foregoing net loss decreased by $3.0 million to $0.8 million for the 2000 quarter compared to $3.8 million for the 1999 quarter. EBITDA generated was $6.6 million for the 2000 quarter compared to $1.6 million for the 1999 quarter.

NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO NINE MONTHS ENDED JUNE 30, 1999.

OPERATING REVENUES

Operating revenues increased in the nine months ended June 30, 2000 (the `2000 period') by $40.7 million to $120.6 million compared to $79.9 million in the nine months ended June 30, 1999 (the `1999 period'). Increase comprises a $7.0 million decrease in charter hire revenues, a $47.1 million increase in ferry service revenues and a $0.6 million increase in logistics and other revenues. The increase in ferry service revenues was mainly due to the inclusion of Merchant Ferries new Liverpool - Dublin RoPax service which commenced operation in late February 1999, the inclusion of revenues from NIF acquired on October 1, 1999, $0.7 million received from the builders of the BRAVE MERCHANT as compensation for late delivery of the vessel and $8.5 million receivable as partial settlement of the Company's court case against the Spanish Government. The decrease in charter hire revenue represents the loss of charter hire previously generated by the Company's deepsea vessels. The increase in logistics and other revenue was due to the inclusion of revenue from Freightwatch Limited (`Freightwatch') acquired on March 2, 1999.

OPERATING EXPENSES

Vessel and other operating costs increased in the 2000 period by $28.5 million to $89.6 million compared to $61.1 million in the 1999 period, primarily as the result of the inclusion of NIF and Freightwatch results and the operating costs of the Liverpool - Dublin RoPax service in the 2000 period offset by decreased deepsea operating costs as a result of the vessels sold. Depreciation for the 2000 period has increased by $1.3 million to $7.8 million compared to $6.5 million in the 1999 period, which represents depreciation on the Brave Merchant delivered January 1999, the ferry Mistral purchased by the Company in July 1999 together with depreciation on the assets and equipment of NIF in the 2000 period offset by the reduction of depreciation on deep sea vessels sold. Amortisation of dry-docking and special survey costs for the 2000 period decreased by $0.1 million to $1.3 million compared to $1.4 million in the 1999 period. Goodwill amortisation increased in the 2000 period by $1.3 million to $1.4 million as a result of amortisation of goodwill on the acquisition of NIF.

General administrative expenses for the 2000 period increased by $1.2 million to $10.7 million compared to $9.5 million in the 1999 period primarily due to the inclusion of Freightwatch and NIF costs in the 2000 period.

Foreign exchange gain for the 2000 period has increased by $1.7 million to $0.7 million compared to a loss of $1.0 million in the 1999 period. The majority of the loss represents unrealised non-cash losses on re-translation of monetary sterling based assets and liabilities within the US Dollar reporting subsidiary companies.

Primarily as a result of these developments the total operating expenses increased by $30.6 million to $110.1 million for the 2000 period compared to $79.5 million for the 1999 period.

NET OPERATING INCOME

As a result of the foregoing factors, net operating income increased by $10.2 million to $10.5 million for the 2000 period compared to $0.3 million for the 1999 period.

OTHER INCOME/EXPENSES

Interest income decreased by $2.5 million to $0.6 million for the 2000 period compared to $3.1 million for the 1999 period. In the 1999 period the majority of interest income was attributable to cash deposits from the proceeds of the sale of vessels which were largely disbursed in July and October 1999 on the purchase of vessels and on the acquisition of NIF and Eaglescliffe.

Interest expense decreased by $0.2 million to $14.6 million for the 2000 period compared to $14.8 million for the 1999 period. The breakage costs on termination of capital leases in the 2000 period relates to the termination of capital leases for the vessels River Lune and Saga Moon which were purchased by the Company in October 1999 from escrowed funds.

NET LOSS

As a result of the foregoing net loss decreased by $3.1 million to a net loss of $3.0 million for the 2000 period compared to $6.1 million for the 1999 period. EBITDA generated was $21.1 million for the 2000 period compared to $10.3 million for the 1999 period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at June 30, 2000 was $37.9 million compared to $47.0 million at June 30, 1999. The decrease of $9.1 million is represented by a net loss for the twelve months of $5.1 million and a cumulative translation adjustment of $4.0 million. This arises mainly as a result of converting the group's accounts into US dollars.

Long term debt at June 30, 2000 consists of $172.8 million of 9 3/4% First Priority Ship Mortgage Notes and $34.1 million currently drawn down from a $42.5 million facility to finance the building contract for a RoPax vessel newbuilding, together with other secured debt and obligations under capital leases.

The Company has reduced its long term debt by $42.75 million on completion of the sale and operating lease back of its Ropax vessel NORTHERN MERCHANT in March 2000.

At June 30, 2000 the Company had cash and cash equivalents of $11.0 million compared with $74.5 million at June 30, 1999. Cash and cash equivalents decreased by $63.5 million primarily as a result of the acquisition of NIF, vessels Mistral, Saga Moon and River Lune, the purchase of Eaglescliffe, and funding an increase in trade accounts receivable primarily as a result of the Company's new Liverpool - Dublin RoPax ferry service. The Company had free cash at June 30, 2000 of US$7.7 million. Free cash is forecast to be a minimum of $20 million by 30 September 2000.

TAXATION

The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill became law in early August 2000. The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be "ring fenced" and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

Subject to a review of the final legislation Cenargo may elect to enter the tonnage tax regime from October 1, 2000 or 2001. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability ($11.3 million at June 30, 2000) will be extinguished over a seven year period at approximately 15% per annum.

SEGMENT ANALYSIS

IRISH SEA

The quarter's results were reasonably strong although adversely affected by the extra vessel introduced by P & O on the Liverpool - Dublin route and the Northern corridor. Monthly ETU's (Equivalent Trailer Units) carried during the quarter were as follows:

              Belfast      Dublin      Dublin      Belfast
              Heysham     Heysham    Liverpool    Liverpool
              -------     -------    ---------    ---------
April           9,941       3,882       7,430        9,781
May            11,209       4,195       8,208       10,542
March          11,188       4,970       8,513       10,702

Despite the increase competition rates have remained reasonably stable partly as a result of improved mix. However results continue to be adversely affected by the weakness of the Euro compared to the US$ and Sterling. The reduction in revenues in the quarter attributable to this weakness is approximately $0.5 million.

Fuel costs have also remained much higher than budgeted. The extra cost in the quarter compounded by the strength of the US dollar is estimated as $0.6 million.

The new berth in Dublin became operational on 12th June 2000. Both the Group's Dublin services can now berth at 06:00 hrs each morning. This significantly enhances the attraction to customers of the Heysham - Dublin service. Significant improvement in volumes has already been seen on the service.

Negotiations continue in relation to the restructuring of the two chartered in vessels used on the Liverpool-Belfast service. These should be concluded by 30 September 2000 and will lead to substantial cost savings of approximately $6.5 - $7.0 million per annum.

LOGISTICS

The Group has continued to attract new business particularly for its Eaglescliffe site. A major 5 year contract relating to the storage, pick and pack and distribution of Virgin Cosmetics was concluded in Q3 and will significantly contribute to results.

FERRIMAROC

The Group was informed by the Moroccan government in June 2000 that it would not be allowed to operate two vessels during the summer season. The Mistral has therefore operated in competition with the pool of three operators (two of which are Moroccan shipping lines). The vessel has performed well carrying over 36% of the available traffic.

The second vessel has been time chartered to a Moroccan shipping company. One of the latter's vessels was badly damaged in a collision in June 2000.

Although the results of Ferrimaroc will not be as strong this year as last year mainly as a result of only being able to operate one vessel in the service during the summer, the group should achieve a positive EBITDA for the year.

Discussions are in train in relation to joining the pool from October 2000.

NEW VESSELS

The delivery of the fourth new Ropax has been delayed due to a fault in the fire prevention sprinkler system. The vessel is now expected to deliver mid September 2000 and immediately go on time charter to Maersk on its Dover - Dunkirk route. The group receives penalties of (pound)9,900 for the period of the delay.

YEAR 2000 COMPUTER PROBLEM

The Company announced prior to December 31, 1999 that the tasks identified in its Year 2000 program had been completed and that, as a result, all reasonable steps have been taken to achieve Year 2000 readiness. No significant disruption to the Company's business occurred on the date change roll over to January 1, 2000.

The overall objective of our Year 2000 program is to minimise the chance of disruption to the services we provide to our customers up to, during and after the turn of the millennium. For the Company systems, equipment and services obtained from third parties we have sought and received details of Year 2000 compliance from those parties and where appropriate obtained details of testing and work done. Risks that we deemed particularly crucial to business processes resulted in our own testing of the relevant systems and equipment. We intend to take appropriate further action including re-testing of our systems and re checking of our contingency plans during of 2000.

The Completion of our program helped the Company to confirm that we believed that an acceptable state of readiness had been reached for the turn of the millennium. But, given the complexity of the problem it is not possible for any organisation to guarantee that no Year 2000 problem will remain because at least some level of failure may still occur.

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                     THREE MONTHS ENDED JUNE 30, 2000, 1999
                             (EXPRESSED IN US $000)

                                                          2000            1999
OPERATING REVENUES
Charterhire income                                         --             1,455
Ferry service income (3b)                                34,777          20,768
Logistics and other income                                5,027           5,320
Brokers' commission                                        --               (57)
                                                       -------------------------
                                                         39,804          27,486
                                                       -------------------------

OPERATING EXPENSES
Vessel and other operating costs                         30,909          22,566
Depreciation                                              2,470           2,489
Amortisation of drydocking                                  358             768
Goodwill amortisation                                       450              72
General and administrative exps                           3,034           2,822
Foreign exchange (gain) loss                               (774)            457
                                                       -------------------------
                                                         36,447          29,174
                                                       -------------------------

OPERATING INCOME                                          3,357          (1,688)

OTHER INCOME (EXPENSE)
Interest income                                             217             902
Interest expense                                         (4,624)         (4,959)
Gain (loss) on disposal of assets                             1             (50)
                                                       -------------------------
                                                         (4,406)         (4,107)
                                                       -------------------------

LOSS BEFORE INCOME TAXES                                 (1,049)         (5,795)
Income taxes                                                264           2,044
Minority Interests                                          (23)            (22)

                                                       -------------------------
NET LOSS                                                   (808)         (3,773)
                                                       -------------------------

ADDITIONAL FINANCIAL INFORMATION
EBITDA (note 4)                                           6,636           1,591
EBITDA to interest expense, net                            1.5x            0.4x

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                      NINE MONTHS ENDED JUNE 30, 2000, 1999
                             (EXPRESSED IN US $000)

                                                                              2000       1999
OPERATING REVENUES
Charterhire income                                                             --        7,351
Ferry service income (3b)                                                   104,126     56,929
Logistics and other income                                                   16,454     15,907
Brokers' commission                                                            --         (302)
                                                                           ---------------------
                                                                            120,580     79,885
                                                                           ---------------------

OPERATING EXPENSES
Vessel and other operating costs                                             89,545     61,070
Depreciation                                                                  7,775      6,458
Amortisation of drydocking                                                    1,350      1,419
Goodwill amortisation                                                         1,357        125
General and administrative exps                                              10,698      9,514
Foreign exchange (gain)/loss                                                   (659)       956
                                                                           ---------------------
                                                                            110,066     79,542
                                                                           ---------------------

OPERATING INCOME                                                             10,514        343

OTHER INCOME (EXPENSE)
Interest income                                                                 644      3,078
Interest expense                                                            (14,522)   (14,794)
Breakage costs on termination of capital leases                              (1,236)      --
Gain on disposal of assets                                                       89      1,942
                                                                           ---------------------
                                                                            (15,025)    (9,774)
                                                                           ---------------------

LOSS BEFORE INCOME TAXES                                                     (4,511)    (9,431)
Income taxes                                                                  1,549      3,369
Minority Interests                                                              (75)       (81)

                                                                           ---------------------
NET LOSS                                                                     (3,037)    (6,143)
                                                                           ---------------------

ADDITIONAL FINANCIAL INFORMATION
EBITDA (note 4)                                                              21,085     10,287
EBITDA to interest expense, net (excluding capital lease breakage costs)       1.5x       0.9x

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                            AS OF JUNE 30, 2000, 1999
                              (EXPRESSED IN US$000)

                                                        2000       1999
ASSETS
CURRENT ASSETS
Cash and cash equivalents                               7,658     19,538
Cash held in escrow and blocked deposits                3,305     54,947
Trade accounts receivable                              29,261     25,279
Other receivables                                       2,003      1,722
Due from joint ventures                                   -          389
Inventories                                             1,844      1,288
Prepaid expenses and accrued income                     2,948      2,977
                                                    -----------------------
                                                       47,019    106,140

Land and buildings                                     18,207     13,603
Vessels and equipment                                 137,756    135,917
Vessels under construction                             37,225     62,219
Loans to joint ventures                                 3,956      4,083
Other investments                                         531        553
Goodwill, net                                          30,399      2,064
Deferred charges, net                                   8,547      7,565
Pension fund debtor                                     5,160      4,848
                                                    -----------------------
Total assets                                          288,800    336,992
                                                    -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt                    1,396      1,645
Capital lease obligations                                 565      3,070
Trade accounts payable                                 10,130     10,728
Accrued expenses                                        7,855      7,144
Accrued interest - ship mortgage notes                    710        710
Other creditors                                         2,642      2,281
                                                    -----------------------
                                                       23,298     25,578
                                                    -----------------------
LONG-TERM LIABILITIES
Long-term debt                                         38,805     65,730
Ship mortgage notes                                   172,823    172,550
Capital lease obligations                               2,964     12,826
Other creditors                                         1,724      1,435
Deferred taxation                                      11,330     11,839
                                                    -----------------------
Total liabilities                                     250,944    289,958
                                                    -----------------------

SHAREHOLDERS' EQUITY
Share capital                                              21         21
Accumulated other comprehensive income:
     cumulative translation adjustment                 (3,858)       224
Retained earnings                                      41,693     46,790
                                                    -----------------------
Total shareholders' equity                             37,856     47,034
                                                    -----------------------

Total liabilities and shareholders' equity            288,800    336,992
                                                    -----------------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                      NINE MONTHS ENDED JUNE 30, 2000, 1999
                              (EXPRESSED IN US$000)

                                                               2000       1999
OPERATING ACTIVITIES
NET INCOME (LOSS)                                             (3,037)    (6,143)
Amortisation of drydocking and deferred charges                1,350        959
Amortisation of ship mortgage notes discount                     204        205
Depreciation                                                   7,775      6,458
(Gain) loss on disposition of fixed assets                       (88)    (1,942)
Foreign exchange adjustment                                   (3,597)      (623)
Goodwill amortisation                                          1,356        125
(Increase) decrease in pension debtor                           (158)       (41)
(Increase) decrease in trade debtors                             855     (8,032)
(Increase) decrease in other debtors                           3,625      4,170
(Increase) decrease in stock                                     (48)       514
(Increase) decrease in prepayments and accrued income         (2,088)       925
Increase (decrease) in trade creditors                           535       (427)
Increase (decrease) in other creditors                        (2,606)   (10,025)
Increase (decrease) in accrued expenses                       (4,271)    (4,195)
Increase (decrease) in deferred tax liability                 (1,170)    (3,370)

                                                             -------------------
Net cash (used) in operating activities                       (1,363)   (21,442)
                                                             -------------------

INVESTING ACTIVITIES
Additions to vessels and equipment                            (1,455)    (2,744)
Additions to vessels under construction                      (20,180)   (34,754)
Additions to land and buildings                               (5,850)      --
Purchase of subsidiary companies, net of cash acquired       (35,218)    (1,029)
Proceeds from sale of capital assets                          44,088     66,550

                                                             -------------------
                                                             (18,615)    28,023
                                                             -------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                  17,100     17,100
Repayment of long-term debt                                  (43,548)    (1,075)
Due to joint ventures                                            712      1,609
Repayments of capital leases                                 (13,339)    (3,096)
Proceeds from capital leases                                     408      1,305
Deferred charges paid                                            281       (878)

                                                             -------------------
                                                             (38,386)    14,965
                                                             -------------------

Net increase (decrease) in cash and cash equivalents         (58,364)    21,546
Cash and cash equivalents at beginning of period              69,327     52,939
                                                             -------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    10,963     74,485
                                                             -------------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               JUNE 30, 2000, 1999


1.       INTERIM ACCOUNTING POLICY

         In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the nine months ended June 30, 2000 and 1999. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended June 30, 2000 and 1999 are not necessarily indicative of what operating results may be for the full year.

2.       CHANGES IN SHAREHOLDER'S EQUITY

                                                 Cumulative            Ordinary
                                                translation               share              Retained
                                                 adjustment             capital              earnings
                                                 ----------             -------              --------
         Balance at September 30, 1998        $         384        $         21          $     52,933

         Net income (loss)                             (160)                  -                (6,143)
                                               -------------        -----------           ------------

         Balance at June 30, 1999             $         224        $         21          $     46,790



         Balance at September 30, 1999        $         428        $         21          $     44,730

         Net income (loss)                           (4,286)                  -                (3,037)
                                               -------------        -----------           ------------

         Balance at June 30, 2000             $      (3,858)       $         21          $     41,693

3.       CONTINGENT LIABILITIES AND ASSETS

            (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               JUNE 30, 2000, 1999

            (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 ($21.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company is actively pursuing the case. The Company has an agreement with the Spanish government that one billion pesetas will be paid on each of the deliveries of RoPax three and four as partial settlement of this claim. This is approximately $11.5 million of which $10.0 million has been recorded as ferry service income in the Statement of Income to date, $1.5 million in the year ended September 30, 1999 and $8.5 million in the nine months ended June 30, 2000.

4.       SEGMENT INFORMATION

         The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in three operating segments: Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

         The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

         Certain financial information is presented below: amounts are in thousands of US Dollars.

                                            Irish Sea                  Logistics
                                             Ferries     Ferrimaroc    and Other     Corporate    Total
                                             -------     ----------    ---------     ---------    -----
       Three Months to June 30, 2000
       Revenue                                  32,893         1,885         5,026           -      39,804
       EBITDA                                    6,835        (1,043)          518         326       6,636
       Tangible fixed assets                   156,644        16,045         9,236      11,263     193,188
       Capital expenditure                       1,449             -             -           -       1,449

       Three months to June 30, 1999
       Revenue                                  17,108         2,595         6,385       1,398      27,486
       EBITDA                                    3,532        (1,298)         (174)       (469)      1,591
       Tangible fixed assets                   188,929         2,932         1,969      17,909     211,739
       Capital expenditure                       8,550             -             -           -       8,550

       Nine months to June 30, 2000
       Revenue                                  98,498         5,629        16,453           -     120,580
       EBITDA                                   23,108        (2,125)          890        (788)     21,085
       Capital expenditure                      20,180             -         7,305           -      27,485

       Nine months to June 30, 1999
       Revenue                                  49,956         6,974        15,906       7,049      79,885
       EBITDA                                   12,718        (3,385)         (311)      1,265      10,287
       Capital expenditure                      36,054             -         1,444           -      37,498

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               JUNE 30, 2000, 1999


4.       SEGMENT INFORMATION (CONTINUED)

         EBITDA for all reportable segments differs from consolidated income
         (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:

                                              Three months Ended June 30        Nine months Ended June 30
                                                 2000             1999           2000              1999
                                                 ----             ----           ----              ----
    EBITDA                                       6,636            1,591          21,085           10,287
    Reconciling items:
    Depreciation                                (2,470)          (2,489)         (7,775)          (6,458)
    Amortisation of goodwill                      (450)             (72)         (1,357)            (125)
    Amortisation of drydocking                    (358)            (768)         (1,350)          (1,419)
    Net interest expense                        (4,407)          (4,057)        (15,114)         (11,716)

                                       -------------------------------------------------------------------
    Loss income before income taxes             (1,049)          (5,795)         (4,511)          (9,431)
                                       -------------------------------------------------------------------

                           FLEET LIST AT JUNE 30, 2000

                                                                           YEAR
VESSEL NAME                          VESSEL TYPE    CAPACITY               BUILT     FLAG
-----------                          -----------    --------               -----     ----
MERCHANT BRAVERY                C    RoRo           40 cars                 1978     Bahamas
                                                    100 trailer units

MERCHANT BRILLIANT              C    RoRo           40 cars                 1979     Bahamas
                                                    100 trailer units

MERCHANT VENTURE                C    RoRo           55 trailer units        1979     British (Isle of Man)

RIVER LUNE                      C    RoRo           49 cars                 1983     Bahamas
                                                    93 trailer units

SAGA MOON                       C    RoRo           50 cars                 1984     British (Gibraltar)
                                                    72 trailer units

SPHEROID                             RoRo           53 trailer units        1971     British (Isle of Man)

MISTRAL                         C    Passenger/Car  2,386 passengers        1981     Bahamas
                                     Ferry          700 cars

SCIROCCO                        C    Passenger/Car  1,315 passengers        1974     Bahamas
                                     Ferry          296 cars
                                                    30 trailer units

DAWN MERCHANT                   C    RoPax          250 passengers          1998     British (Isle of Man)
                                                    136 trailer units

BRAVE MERCHANT                  C    RoPax          250 passengers          1999     British (Isle of Man)
                                                    136 trailer units

NORTHERN MERCHANT*                   RoPax          250 passengers          2000     British
                                                    136 trailer units

HULL 290                             RoPax          250 passengers     delivered     British
(TBN MIDNIGHT MERCHANT)                             136 trailer units   Aug 2000

LAGAN VIKING**                       RoPax          330 passengers          1997     Italian
                                                    180 trailer units

MERSEY VIKING**                      RoPax          330 passengers          1997     Italian
                                                    180 trailer units

C   Collateral vessel securing 9 3/4% Ship Mortgage Notes
*   Operated under an operating lease.
**  Operated under time charters expiring in September 2001 and January 2002

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CENARGO INTERNATIONAL PLC
                                                 (registrant)


Dated: August 30, 2000                      By:  /s/ Michael Hendry
                                                 -------------------------------
                                                 Michael Hendry
                                                 Chairman